NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
BALANCE - January 1, 2015	$ 5,000	$ 1,576,090	$ (1,277,979)	$ 303,111
Capital contributions	-	30,000	-	30,000
Net loss	-	-	(129,142)	(129,142)
BALANCE - December 31, 2015	$ 5,000	$ 1,606,090	$ (1,407,121)	$ 203,969

The accompanying notes are an integral part of these statements.